Exhibit 99.2

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Announcement

Proposed Amendments to the Articles of Association

This announcement is made by PetroChina Company Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of the Company hereby announces that at the meeting of the Board (the “Meeting”) held on 21 March 2013, the Meeting considered and approved the resolution on amendments to certain provisions of the articles of association of the Company (the “Articles of Association”), and it was agreed that such resolution be submitted to the shareholders of the Company for their consideration and approval at the 2012 annual general meeting of the Company. The proposed amendments to the Articles of Association are set out as follow:

Original articles:

Article 10. The Company’s scope of business includes:

Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license.

General business: the production and sale of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale of lubricating oil, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws.

Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances.

Article 162. The Company may distribute dividends in the form of:

(1) cash;

(2) shares;

(3) other forms permitted by laws or regulations.

If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders’ general meeting.

If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period.

Revised articles after the proposed amendments:

Article 10. The Company’s scope of business includes:

Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). Retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skid-mounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation. The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license.

General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, daily living and office supplies, sporting and outdoor gears, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws.

Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances.

Article 162.

(1) The Company shall give full consideration to the reasonable investment returns for its investors and seek to protect the long-term interests of the Company, the overall interests of all of its shareholders as well as sustainable development of the Company itself. It shall also strive to maintain the consistency and stability of its policy on distribution of profits.

(2) The Company may pay any dividends in cash, shares or otherwise in such other way as permitted by laws and regulations. The Company will tend to pay any such dividends in cash over other methods of payment.

(3) The Company shall pay cash dividends for the year in which both the net profit attributable to the parent company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development. Any such cash dividends shall not be less than 30% of the net profit attributable to the parent company for that year.

(4) If, for any special reason, the Company will have to revise or modify the profit distribution policy as provided in (2) and (3) under this article, any such revision or modification, having been appraised by independent directors of the Company, shall be adopted by the Board of Directors prior to consideration for approval at a shareholders’ meeting. The general meeting shall be held in such a manner which satisfies the regulatory requirements of the jurisdiction in which the Company is listed.

If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders’ general meeting.

If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period.

A circular containing, among other things, the proposed amendments to the Articles of Association, together with the notice of the 2012 annual general meeting of the Company will be dispatched to the shareholders of the Company as soon as practicable.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

21 March 2013

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Vice Chairman and executive director (performing the duties and powers of the chairman of the Board); Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.